UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549


                                FORM 10-SB/A-1


                    GENERAL FORM FOR REGISTRATION OF
                  SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                       RAIKE FINANCIAL GROUP, INC.
            ----------------------------------------------
            (Name of Small Business Issuer in its charter)

                              Georgia
                   -------------------------------
                   (State or other jurisdiction of
                    incorporation or organization)


                             58-2161804
               ------------------------------------
               (I.R.S. Employer Identification No.)


                       275 Parkway 575, Ste. 100
                          Woodstock, GA 30188
               ----------------------------------------
               (Address of principal executive offices)


                            (770) 516-6996
                     ---------------------------
                     (Issuer's telephone number)

    Securities to be registered pursuant to Section 12(g) of the Act.

                   Common Stock, $.01 par value
                   ----------------------------
                       (Title of each class)




Note: The Company has elected to follow Disclosure Alternative 3 in preparation of this Registration Statement

                            PART I

-----------------------------------------------------------------------
ITEM 1: DESCRIPTION OF BUSINESS
-----------------------------------------------------------------------

General

     Raike Financial Group, Inc. ( "we" or the "Company " ) is a full service securities brokerage and investment banking firm, in business since 1995. We are registered as a broker/dealer with the National Association of Securities Dealers ("NASD" ) and 48 states and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB" ). We are subject to net capital and other regulations of the U.S. Securities and exchange Commission ("SEC" ). We offer full service commission and fee based money management services to individual and institutional investors. We maintain a custody-clearing relationship with Southwest Securities in Dallas, TX, the fourth largest publicly held custodian of brokerage firm securities in the United States.

     We trade securities as an agent and a principal on exchanges such as the NYSE, AMEX and NASDAQ. We maintain selling agreements with mutual fund families and insurance companies offering load and no load funds, annuities and insurance products.


     Our Company headquarters is at 275 Parkway 575, Woodstock, GA 30188, and our telephone number is (770) 516-6996. We maintain branch and other offices in a number of other jurisdictions and a complement of approximately 90 independent retail brokers. Our SEC net capital positions for the years ended December 31, 1999 and 2000 were $931,976 and $1,217,725 respectively,



     From our beginnings in May of 1995, we have grown our annual revenues as follows:

        Year              Revenues              No. of Reps.
       -----            -----------             ------------

       1995             $   221,476                 19
       1996             $   793,309                 19
       1997             $ 1,907,486                 50
       1998             $ 3,507,000                 75
       1999             $ 5,987,067                100
       2000             $ 9,741,567                 90

       2001 (*)         $ 4,238,158                 77
____________

(*)  Through September 30




     Thus far all expansion and growth has been funded from cash flow and private sales of our securities. Our plans are to invest in advertising and recruiting efforts to continue our growth and profitability. We expand through recruiting additional registered representatives, establishing new branch offices, broadening our institutional services and creating new financial products and services.



The Company is registering as a public company in order to increase the ability to provide financial services, raise capital and support its brokerage business.

Given the current recessionary atmosphere, the Company is presently focused on keeping costs down and being more profitable.

The Company's website address is www.raikefinancial.com.
                                 ----------------------



                         BUSINESS

     Our primary sources of revenue are derived from brokerage services and related financial activities.


     The table below shows the types of revenue as a percentage of total revenue and sources of revenue as a percentage of total revenue during the two years ended December 31, 1999 and 2000 and for the nine months ended September 30, 2000 and 2001.


                                    DECEMBER 31                 SEPTEMBER 30
                                  1999       2000            2000         2001
                                 ------     ------          ------       ------
TYPE OF REVENUE
Commissions...................    84.2%      72.7%           87.8%       87.2%
Fees and Other Income.........    13.1%      22.8%           12.1%       15.9%
Interest and Dividends........     2.7%       4.5%             .1%      (2.9)%

    Total Revenue.............   100.0%     100.0%          100.0%      100.0%

SOURCE OF REVENUE

Securities Sales .............    79.5%      83.9%           89.2%       73.4%
Clearing and Transaction
  Charges.....................    12.5%      11.5%            9.4%       16.4%
Insurance Product Sales.......     5.4%       2.4%             .3%        7.9%
Interest and dividends........     2.6%       2.2%            1.1%        2.3%

 Total Revenue................   100.0%     100.0%          100.0%      100.0%





SECURITIES SALES SERVICES

     We are an "independent" broker dealer providing securities sales services through a network of "independent contractor" registered representatives to several thousand retail clients. These representatives primarily retail stocks, mutual funds, variable annuities and variable life insurance product, managed account and other investment advisory and financial planning products and services. Commissions are charged on the sale of securities products, of which a percentage is shared with the representatives. Over 90% of our revenue during 1999, 2000 and 2001 has been derived from its securities sales services.



The Company's independent contractors receive a commission payout of between 80% and 95%.

INSURANCE PRODUCT SALES

     Through several selling agreements with larger insurance companies we offer a variety of insurance products which are sold by our independent broker network. Variable annuity and variable life products from over 10 carriers are also offered, providing a large variety for consumers from which to choose. While this business is not significant to date, in terms of dollar revenues we regard it as an important part of the services provided.



ADVISORY AND PLANNING

     We are also registered as an investment advisor with the State of Georgia and provide investment advisory services offered by Southwest Securities, Inc. and other third party providers. as a Registered Investment Advisor. In addition, our independent representatives are able to provide planning and consulting services in a variety of financial services areas such as financial planning, tax planning, benefits consulting, corporate 401(k)s and other types of financial structures. Fees are charges to customers for these services and shared between us and our registered representatives on a fully disclosed basis. No significant amount of business has been derived from advisory and planning activities to date.



INTERNET TRADING

     Trading investments on the Internet has become a standard among many investors. We believe that this method of trading will grow. We created our Woodstock Discount Division in early 1998 to participate in this growth area as well as to diversify the firms operations and assets This capacity to offer Internet trading will complement our full service business by attracting cost conscience investors who normally would not have been interested in the firm. This in turn enhances our ability to "cross market" other products and services specifically tailored to meet the Internet needs of our clients. As the information age continues to integrate our lives, new Internet business opportunities will arise and we hope to make these opportunities a large part of our growth. In doing so, Internet trading will give clients more opportunity to trade directly as well as allow for the electronic delivery of documents and information.

     Through the Woodstock site, investors have the opportunity to execute a trade competitive with the deep discounters. Since as a broker/dealer we already have the facilities in place to do this, this does not add a great deal of expense. All clearing services are provided by the firm's clearing broker and total cost of operations is minimal. The firm plans to enhance the site and provide several more products and services.

EXPANSION OF EXISTING BUSINESS

     We believe that our business has been limited by its capital position. Increased capital will allow us to expand our existing business as set forth below:

     We intend to intensify our efforts to attract higher producing independent registered representative by offering them a higher quality of service and a larger variety of financial products and service options to provide to their clients.

     The expanded services include:

     * Improved sales and business development education and support services
     *   Better continuing education programs
     * Enhanced electronic order processing, communications and record keeping
     *   Improved compliance support and communications
     *   Better contact with product and service suppliers

     We also intend to expand our investment banking activities, hiring additional brokers and marketing specialized products to retail and institutional clients.


CLEARING AGENT AND CUSTOMER CREDIT

     We currently use Southwest Securities, Inc. as our clearing agent on a fully disclosed basis (the "Clearing Agent"). The Clearing Agent processes all securities transactions and maintains the accounts of customers. Customer accounts are protected through the Securities Investor Protection Corporation ("SIPC") for up to $500,000, with coverage of cash balances is limited to $100,000. The Clearing Agent provides through an Excess Securities Bond an additional aggregate protection of $24.5 million per account above SIPC.

     The services of the Clearing Agent include billing, credit control, receipt and custody and delivery of securities. The Clearing Agent provides the operational support necessary to process, record and maintain securities transactions for our brokerage and distribution activities. The total cost of the Clearing Agent's services is closely monitored to determine the feasibility of our providing these services ourselves.


     The Clearing Agent lends funds to our customers through the use of margin credit. These loans are made to customers on a secured basis, with the Clearing Agent maintaining collateral in the form of salable securities, cash or cash equivalents. Under the terms of our clearing agreement, we indemnify the Clearing Agent for any loss on these credit arrangements. As of September 30, 2001, we have approximately $9.5 million of margin credit outstanding to our customers through our Clearing Agent. We have implemented policy to avoid possible defaults on margin loans in the increased supervision of customers with margin loans. The net interest income to the Company from margin activities for the year ending December 31, 1999 and 2000 and for the three months ended September 30, 2001 was not material. Margin interest in 2000 was approximately 2.2% and at September 30, 2001 2.3% of revenues.



REGULATION

     The securities business is subject to extensive and frequently changing federal and state laws and substantial regulation under such laws by the Securities and Exchange Commission (the "Commission") and various state agencies and self-regulatory organizations, such as NASD Regulation, Inc. ("NASDR"), an arm of the NASD. We are registered as a broker-dealer with the Commission and are a member firm of the NASD. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally NASDR, which has been designated by the Commission as the Company's primary regulator. NASDR adopts rules (which are subject to approval by the Commission) that govern NASD members and conducts periodic examinations of member firms' operations. We are also subject to regulation by state securities administrators in those states in which we conduct business

     Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods and supervision, trading practices, use and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping and reporting, continuing education and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the Commission and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers.

     The Commission, self-regulatory organizations and state securities commissions may conduct administrative proceedings which can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the integrity of the securities markets.

     Our mutual fund distribution business is subject to extensive regulation as to duties, affiliations, conduct and limitations on fees under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Investment Company Act of 1940, as amended (the "1940 Act"), and the regulations of NASDR. As discussed above, the Company is a NASDR member. NASDR has prescribed rules (Rule 2830 of the NASDR Conduct Rules) with respect to maximum commissions, charges and fees related to investment in any open-end investment company registered under the 1940 Act.

NET CAPITAL REQUIREMENTS

     As a registered broker-dealer and a member firm of NASDR, we are subject to the net capital rule of the Securities and Exchange Commission (the "Commission"). The net capital rule, which specifies minimum net capital requirements for registered brokers and dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. Net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets not readily convertible into cash and from valuing certain other assets, such as a firm's positions in securities, conservatively.



     Among these deductions are adjustments in the market value of securities to reflect the possibility of a market decline prior to disposition. We have elected to compute our net capital under the standard aggregate indebtedness method permitted by the net capital rule, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a 15-to-1 ratio. Our required minimum net capital is now $100,000. As of September 30, 2001 we had NASD reported net capital of $620,567.



     Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NASD, the Commission and other regulatory bodies and ultimately may require its liquidation. We have met or exceeded all net capital requirements since the Company was started. The net capital rule also prohibits payments of dividends, redemption of stock and the prepayment or payment in respect of principal of subordinated indebtedness if net capital, after giving effect to the payment, redemption or repayment, would be less than a specified percentage of the minimum net capital requirement. Compliance with the net capital rule could limit those operations that require the intensive use of capital, such as underwriting and trading activities, and also could restrict our ability to withdraw capital, which in turn, could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding capital stock.


COMPETITION

     We encounter intense competition in all aspects of our securities business and compete directly with other securities firms, a significant number of which have greater capital and other resources. In addition to competition from firms currently in the securities business, there has recently been increasing competition from other sources, such as commercial banks and insurance companies offering financial services, and from other investment alternatives. We believes that the principal factors affecting competition in the securities industry are the quality and abilities of professional personnel, including their ability to effectuate a firm's commitments, and the quality, range and relative prices of services and products offered.

     Although we may expand the financial services we can render to our customers, we do not now offer as broad a range of financial services as national stock exchange member firms, commercial banks, insurance companies and others.


PERSONNEL


     At September 30, 2001, we had 10 full-time employees in addition to approximately 77 registered representatives. None of our personnel is covered by a collective bargaining agreement. We consider our relationships with our employees to be good.

---------------------------------------------------------------------
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------------------------------



OVERVIEW

     The following discussion should be read in conjunction with the Financial Statements of the Company and the Notes thereto appearing elsewhere herein.

OVERVIEW AND GENERAL INDUSTRY CONDITIONS

     Our primary sources of revenue are commissions earned from brokerage services. Our principal business activities are, by their nature, affected by many factors, including general economic and financial conditions, movement of interest rates, security valuations in the marketplace, regulatory changes, competitive conditions, transaction volume and market liquidity. Consequently, brokerage commission revenue and investment banking fees can be volatile. While we seek to maintain cost controls, a significant portion of our expenses is fixed and does not vary with market activity. As a result, substantial fluctuations can occur in our revenue and net income from period to period. Unless otherwise indicated, in this section, references to years are to fiscal years.


     The Company is a licensed insurance broker and we receive commission revenue as a result of our insurance operations. The
Company does not regard insurance revenue as material at this time.



     The following table reflects items in the Statements of Operations for the years ended December 31, 2000 and 1999.

                                           YEAR ENDED DECEMBER 31
                                     ------------------------------
                                         1999              2000
                                     ------------     -------------
REVENUE:
   Commissions .............         $  5,078,764     $  8,398,636
   Fees and other Income....              754,564        1,128,552
   Interest and Dividends...              153,739          214,379
                                     ------------     ------------
   Total Revenue                        5,987,067        9,741,567

EXPENSES
    Brokerage ..............            4,160,812        6,879,182
    Clearing Fees ..........              632,376          999,374
    Management Fee .........              538,500          -0-
    Other Operating Exp ....              577,456        2,294,198
                                     ------------     ------------
    Total Expense..........             5,909,144       10,172,754
                                     ------------     ------------

 INCOME (LOSS) FROM OPERATIONS             77,923         (431,187)
 Provision for Income Taxes               (20,469)        (172,475)
                                     ------------     ------------
NET INCOME                           $     57,454     $   (258,712)
                                     ============     ============



     Total revenue for the year ended December 31, 2000 increased by $3,754,500 or 62.7% to $9,741,567 from $5,987,067 for the prior comparable period. Revenue increased in most of our business areas during the year ended December 31, 2000.

     Commission revenue increased by $3,319,872, or 65.4%, to $8,398,636 for the year ended December 31, 2000 from $5,078,764 for the prior year. The increase was due to the Company's business development activity, resulting in an increase in the number of clients and transactions. The Company did not change its rate, but was positively impacted by an increase in volume.

     Fees from clearing and transaction charges and other income increased by $373,988 or 49.5% to $1,128,552 for the year ended
December 31, 2000 from $754,564 for the prior year. This increase was principally due to a increase in transactional volume.

     Total operating expenses for the year ended December 31, 2000 increased by $4,263,610 or 72.1%, to $10,172,754 from $5,909,144 for the prior year.

     Brokerage expenses increased by $2,718,370, or 65.3%, to $6,879,182 for the year ended December 31, 2000 from $4,160,8912 for the prior year. This increase is attributable to increased sales volume and in the number of clients.

     Clearing Fees expenses increased by $366,998 or 58.0% to $999,374 for the year ended December 31, 2000 from $632,376 for the prior year. Similar to the increase in brokerage expense, this increase is attributable to the increase in registered representatives, resulting in increased sales volume and an increase in the number of clients.

     Management Fee expense decreased to $0 for the year ended December 31, 2000 from $538,500 for the prior year. The 1999 Management Fee had been charged by Raike & Associates L.L.C., an affiliated entity, for occupancy, business equipment and systems support and services as well as "back office" personnel. This management agreement has been terminated and we now pay for these services directly. We estimate that our direct payment for these services through September 30, 2001 has been approximately $375,000. See "Certain Transactions".

     Other operating expense increased by $1,716,742 or 297%, to $2,294,198 for the year ended December 31, 2000 from $577,456 for the prior year. This increase is attributable to the overall increase in our business, together with the need to add equipment and additional services necessary to support increased levels of activity. We experienced $673,848 of customer writeoffs through September 30, 2001, due to defaults on margin indebtedness. We anticipate a lower rate of growth in this item for 2001, particularly through upgrades of our operating systems and equipment. We feel that the policies that we implemented are now working. In April and May of 2000, we experienced unusually high customer writeoffs due to significant defaults on margin indebtedness. These defaults on margin indebtedness were caused by a significant decrease in the value of certain stocks. We are diligently attempting to collect the funds owed through arbitration and litigation. To date, all cases heard by the NASD relating to these issues have been won by the Company. As a result of these defaults, we have instituted a new policy whereby all margin accounts are immediately liquidated when the value of the collateral maintained for a customer decreases to 25% of the margin indebtedness. These liquidations are designed to increase the value of the collateral maintained for a customer to 50% of the margin indebtedness.

     The provision for income tax in 1999 was $20,469. In 2000, the provision for income tax was a benefit of $172,475 because there was a loss in the year 2000 compared to a profit in 1999.

     Net income decreased by $316,166, to a net loss of $258,712 for the year ended December 31, 2000 from a $57,454 net profit for the prior year. The principal cause of this loss was the non-recurring writeoff referred to above of defaulted customer margin loans due chiefly to the precipitous decline in the market prices of a number of securities. We are pursuing our legal remedies to collect on this indebtedness. Absent this writeoff, which we expect to be non-reoccurring, we actually experienced an increase in our operating profit in 2000 due to growth in volume of transaction based fees, charges and commissions.

                                              For the Nine Months Ended
                                            September 30,     September 30,
                                               2000                2001
                                            -------------     -------------
REVENUE
  Commissions                                $ 7,233,255       $ 3,694,434
  Interest and dividends                           5,346          (121,179)
  Other fees                                     999,886           664,903
                                             -----------       -----------
     Total operating income                    8,238,487         4,238,158
                                             -----------       -----------
EXPENSES
  Commissions to brokers                       6,010,561         2,943,044
  Clearing costs                                 792,296           359,811
  Selling, general and administrative
    expenses                                   1,773,059         1,391,537
                                             -----------       -----------
     Total operating expenses                  8,575,916         4,694,392

     Loss from operations                       (337,429)         (456,234)

  Income tax benefit                            (134,972)         (182,494)
                                             -----------       -----------
     Net loss                                $  (202,457)      $   273,740)
                                             ===========       ===========


     Total revenue for the nine months ended September 30, 2001 decreased by $4,000,329 or 48.6% to $4,238,158 from $8,238,487 for the comparable period in 2000. This decline was due to a sharp reduction in securities transaction activity resulting from a general downward trend in securities prices.

     Commission revenue decreased by $3,538,821 or 48.9% to $3,694,434 for the nine months ended September 30, 2001 from $7,233,255 in 2000. The decrease was due to an overall decline in the Company's business, resulting in a decrease in the number of clients and transactions.

     Fees from clearing transaction charges and other income decreased by $334,983 or 33.5% for the nine months ended September 30, 2001 compared to the same period in 2000. This decrease was principally due to an overall decline in transactional business.

     Total operating expenses for the nine months ended September 30, 2001 decreased by $3,881,524 or 45.3% to $4,694,392 from
$8,575,916 for the same period in 2000. This decrease resulted from a reduction in transaction costs associated with decreased securities volume.

     Commissions to brokers decreased by $3,137,517 or 52.2% to $2,943,044 for the nine months ended September 30, 2001 from $6,010,561 in the prior year. This decrease is attributable to decreased sales volume and a decrease in the number of clients.

     Clearing costs decreased by $432,485 or 54.9% to $359,811 for the nine months ended September 30, 2001 from $792,296 in the prior year. Similar to the decrease in commissions to brokers, this decrease is attributable to the decreased transaction activity.

     Selling, general and administrative expense decreased $381,522 or 21.5% to $1,391,537 for the nine months ended September 30, 2001 from $1,773,059 in the prior year. This decrease was due to an effort to decrease overall spending.

     The Company recorded an income tax benefit of $182,494 and $134,972 for the nine months ended September 30, 2001 and 2000, respectively. These income tax benefits resulted from the Company's losses from operations. The Company's effective income tax rate was 40% in 2001 and 2000.

     Net loss was $273,740 for the nine months ended September 30, 2001 compared to a net loss of $202,457 for the same period in 2000. The principal cause of the increase in net loss was a decline in overall business.

     Revenues from insurance sales are not significant at this time.

     The Company is utilizing the services of collection agencies as well as litigation in an effort to collect the customer write
-offs.


LIQUIDITY AND CAPITAL RESOURCES

     Our assets are reasonably liquid with a substantial majority consisting of cash and cash equivalents, investment securities, and receivables from other broker-dealers and our clearing agent, all of which fluctuate depending upon the levels of customer business and trading activity. Receivables from broker-dealers and our clearing agent turn over rapidly. Both our total assets as well as the individual components as a percentage of total assets may vary significantly from period to period because of changes relating to customer demand, economic, market conditions and proprietary trading strategies. Our total net assets at December 31, 1999 and 2000, were $811,664 and $2,127,507, respectively. At
September 30, 2001 net assets were $1,384,668. During 2000, our liquidity was negatively impacted by the write off of $673,848 in customer margin accounts. However, as of December 31, 2000, our net current assets totaled $1,220,385 and consisted of mainly of cash and cash equivalents. We consider this amount of liquidity sufficient for our normal operations in the foreseeable future.

     As of December 31, 2000 and 1999, we maintained cash in financial institutions that exceeded the federally insured limits totaling $647,863 and $409,842, respectively. We do not feel that these uninsured deposits significantly impact our liquidity.

     As a broker-dealer, we are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1). The Rule requires maintenance of minimum net capital and that we maintain a ratio of aggregate indebtedness (as defined) to net capital (as defined) not exceed 15 to 1. Our minimum net capital requirement is $100,000. Under the Rule we are subject to certain restrictions on the use of capital and its related liquidity. Our net capital positions at December 31, 1999 and 2000 were $635,015 and $1,176,029 respectively. At September 30, 2000 and 2001 our net capital was $931,976 and $620,567, respectively. See "Business--Government Regulation."

     Historically, we have financed our operations through cash flow from operations and the private placement of equity securities. We have not employed any significant leverage or debt.

     We believe that our capital structure is adequate for our current operations. We continually review our overall capital and funding needs to ensure that our capital base can support the estimated needs of the business. These reviews take into account business needs as well as the Company's regulatory capital requirements. Based upon these reviews, to take advantage of strong market conditions and to fully implement our expansion strategy, we believe that we will require increased net capital provided by the proceeds from private sales of its securities.

     The Company's cash and cash equivalents increased by $301,348 or 49% to $917,327 as of December 31, 2000, from $615,979 as of December 31, 1999. This increase was due to the above-described expansion in the level of the Company's business activity. We experienced a decrease in cash and cash equivalents of 194,715 or 21.2% to $722,612 as of September 30, 2001 from $917,327 as of December 31, 2000, again principally due to a decline in securities activity.


EFFECTS OF INFLATION AND OTHER ECONOMIC FACTORS

     Market prices of securities are generally influenced by changes in rates of inflation, changes in interest rates and economic activity generally. Our revenues and net income are, in turn, principally affected by changes in market prices and levels of market activity. Moreover, the rate of inflation affects our expenses, such as employee compensation, occupancy expenses and communications costs, which may not be readily recoverable in the prices of services offered to our customers. To the extent inflation, interest rates or levels of economic activity adversely affect market prices of securities, our financial condition and results of operations will also be adversely affected.


-------------------------------------------------------------------
ITEM 3.  DESCRIPTION OF PROPERTY
-------------------------------------------------------------------

     Our principal executive offices are located at 275 Parkway 575, Suite 100, Woodstock, GA 30188 where the Company leases approximately 4,700 square feet of office space from White Mountain Partners, Inc. an affiliated entity. The lease for these premises expires in October, 2005. See "Certain Transactions."


-------------------------------------------------------------------
ITEM 4:   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT
-------------------------------------------------------------------

     The following table sets forth the record ownership of our Common Stock (the Company's only class of stock) as of November 30, 2001 as to (i) each person or entity who owns more than five percent (5%) of any class of our Securities (including those shares subject to outstanding options), (ii) each person named in the table appearing in "Remuneration of Directors and Officers", and (iii) all officers and directors of the Company as a group.

NAME & ADDRESS                SHARES OWNED         PERCENT OF CLASS
--------------                ------------         ----------------

William J. Raike, III         12,816,000                 75.0%

Morris L. Brunson              1,544,000                  9.0%

William D. Bertsche              800,000                  4.7%
                              ----------                -----
                       TOTAL  15,160,000                 88.7%

OFFICERS & DIRECTORS AS
  A GROUP                     15,160,000                 88.7%




     To the best of our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, subject to community property laws where applicable. The above referenced number of shares does not include shares available upon exercise of the options described in the table below.

     Other than Common Stock, we have no class of voting or non-voting stock outstanding.

     The following table sets forth the options, warrants and other rights to purchase our Common Stock as of November 30, 2001, as to i) each person or entity who owns more than five percent (5%) of any class of our securities (including those shares subject to outstanding options), ii) each person named in the table appearing in "Remuneration of Directors and Officers", and iii) all officers and directors of the Company as a group.


OPTIONS

      In January, 1998 our Board Adopted the Raike Financial Stock Option Plan and authorized the reservation of 800,000 shares of our Common Stock for issuance pursuant to the Plan. The Plan is intended to provide qualified stock options under the Internal Revenue Code to employees, registered representatives, consultants and others in the service of the Company, in recognition of services rendered.

      The options are to be issued upon such terms and restrictions as shall be determined by the Stock Option Committee of our Board of Directors.

      Neither the options nor the underlying Common Stock are registered for public sale under the securities laws. The options
Common Stock cannot be transferred unless so registered or pursuant to an opinion of counsel that such registration is not required.

NOTE:   In December 1998, we adopted the 1998 Employee Stock Option
Plan, (the "Plan"). See below under "Executive Compensation." During 1998, 1999 and 2000 the Company did not grant any options or issue any shares under the Plan.

-------------------------------------------------------------------
ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS
-------------------------------------------------------------------

     Set forth below is information regarding our directors and
executive officers.   We have no other management employees besides
those described below, and there are currently no other persons under consideration to become directors or executive officers.

NAME                           AGE      POSITION
----                           ---      --------

William J. Raike, III		42	Chairman, President and CEO

Shannon L. Raike                30      Executive Vice President,
                                        Treasurer and CFO

Morris L. Brunson		62	Director

William D. Bertsche		57	Director

Carrie Wisniewski		38	Director



     The Board of Directors has designated an Audit Committee of the Board of Directors consisting of three Directors, that will review the scope of accounting audits, review with the independent auditors the corporate accounting practices and policies and recommend to whom reports should be submitted within the Company, review with the independent auditors their final report, review with internal and independent auditors overall accounting and financial controls, and be available to the independent auditors during the year for consultation purposes. The Board of Directors has also designated a Compensation Committee of the Board of Directors consisting of three Directors, which will review the performance of senior management, recommend appropriate compensation levels and approve the issuance of stock options pursuant to the Company's stock option plan. All Directors and officers of the Company serve until their successors are duly elected and qualify.

     The Audit Committee consists of Morris Brunson, Carrie
Wisniewski and Shannon Raike.

     The Compensation Committee consists of Morris Brown,
William Raike and William Bertsche.

William J. Raike, III, Chairman, President and CEO

     Mr. Raike's fifteen-year tenure in the financial services industry has been marked with numerous accomplishments. His brokerage career began as a Financial Consultant with the NASD member national brokerage firm where he started as a trainee and in less than five years was promoted to vice-president and branch manager in Atlanta, Ga. Mr. Raike later spent approximately two years with a NYSE Member Firm located in Richmond, VA and approximately two years as owner-operator an independent NASD member firm. Mr. Raike formed Raike Financial Group, Inc. in March of 1995 and through his extensive knowledge of the securities industry has been successful in growing the Company from 2 registered representatives and $200,000.00 in 1995 to over 100 registered representatives and approximately $10,000,000.00 in revenues in five years. Mr. Raike oversees all divisions of the Company holds the Series 4 (Registered Options Principal), 7 (General Securities Representative), 24 (General Securities Principal), 55 (Equity Trader), 63 (State Securities License) and 65 (Registered Investment Advisor) licenses.



Shannon L. Raike, Vice President, Treasurer and CFO

     Shannon Raike graduated from Brenau College with an associates degree in accounting. Upon graduating from college in 1992, Mrs. Raike held an accounting position with Nuclear Support Services, Inc. where she gained extensive experience in corporate accounting and federal rules and regulations surrounding the nuclear power industry. Mrs. Raike also held previous positions with Associated Consumers and Henze Services, both in the nuclear power industry, in the accounting and payroll departments. Since Raike Financial's inception in 1995, Mrs. Raike has been the Chief Financial Officer in charge of all administrative and operational aspects of a broker/dealer. She is licensed in the Series 27(Financial Operations Principal) and 28(Introducing Broker-Dealer Financial Operations Principal) and acts as financial principal to the firm. Currently, she leads the operations and finance departments at Raike Financial Group, Inc.



     William Raike and Shannon Raike have been married since 1992.




Morris L. Brunson, Director

     Mr. Brunson graduated from Berry College in 1958 with a degree in Business Administration with a concentration in Accounting. His career has been spent in the accounting and financial areas primarily in the health care business. He was the Accounting Manager for Floyd Medical Center, a Cost Accountant for Ledbetter Construction Co. and has held several positions at the American Red Cross and the United Way. He retired from the firm in 1998 to pursue the management of several personal investments.

William D. Bertsche, Director

     Mr. Bertsche was educated at Santa Rosa College in Santa Rosa, CA and at River Falls College in WI. At an early age, Mr. Bertsche previously managed a family business in the dairy industry and since has managed private business ventures in the private secruity industry. He is an entrepreneur and has been self employed for the better part of his life and spends his time managing his personal investments.



Carrie Wisniewski, Director

     Ms. Wisniewski has over 16 years of securities industry experience and has an MBA in finance as well as Certified Financial Planner. Ms. Wisniewski began her career at Merrill Lynch as a registered representative and later served in the compliance department. Most recently she was employed by the Atlanta district office of the NASD as a senior compliance examiner, where she earned several awards for outstanding achievements. In 1994, Carrie formed B/D Compliance Associates, Inc., an independent compliance consulting firm, where she serves as president. Carrie holds the Series 7 (General Securities Representative), Series 24 (General Securities Principal), Series 53 (Municipal securities Principal), Series 27 (Financial & Operations Principal), and Series 4 (Registered Options Principal) securities licenses. She also serves as an NASD arbitrator and an expert witness in cases involving NASD compliance issues.


-------------------------------------------------------------------
ITEM 6: EXECUTIVE COMPENSATION
-------------------------------------------------------------------

     The following table sets forth the current annual salaries of
i) each of our two highest-paid officers and ii) the Company's officers or directors as a group:

NAME OR IDENTITY OF GROUP       TITLE                      COMPENSATION
-------------------------       -----                      ------------

William J. Raike, III           Chairman, President        $  130,000
                                and CEO

Shannon L. Raike                Executive Vice-            $  120,000
                                President, Treasurer
                                and CFO

TOTAL SALARIES FOR THE
YEAR 2000 OF OFFICERS AND
DIRECTORS AS A GROUP                                       $  250,000

-------------------------------------------------------------------
ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------------------

     As of January 1, 1997 the Company entered into a Management Agreement with Raike & Associates, L.L.C., a Delaware limited liability company. The agreement provided that Raike & Associates, L.L.C. would lease real and personal property for the Company and provide certain specified record keeping and management services in exchange for a monthly management fee expressed as a percentage of income earned by the Company. This agreement was terminated in December 1998 when Raike Financial Group registered as a "C" corporation under Georgia law.


     The Company has outstanding loans to certain affiliated parties. As of September 30, 2001 Raike & Associates L.L.C., an affiliated company that previously provided management services to the Company, owed the Company $32,114.87. In addition, the Company had loans outstanding as of September 30, 2001 to William J. Raike, III of $31,554.29.


     Management has all business transactions and allocations of overhead between the Company and other companies such as Raike & Associates, L.L.C. approved by a committee of the Board of Directors composed of independent, outside directors. Furthermore, the compensation of the Company's President will be approved by the Compensation Committee of the Board of Directors, two of the three members of which are independent, outside directors.

      Effective October 13, 2000, we signed a five year lease of approximately 4,500 square feet in the premises we currently occupy at a rate of $18 per square foot ($84,600 per year). The landlord is White Mountain Partners, Inc., a corporation wholly owned by William
J. Raike III and Shannon Raike. The signing of the lease was approved by a majority of the disinterested Directors of the Company at a meeting in which it was determined that the lease terms were not in excess of rentals for comparable space and a determination was made that the lease was in the best interests of the Company. Since March of 1995, B/D Compliance Associates, Inc. has provided regulatory consulting services for the Company. These services have been approved by the Directors and are at a comparable rate to other service providers of unrelated third parties. Since March 1995, B/D Compliance Associates, Inc., a company owned by a director of the Company has provided regulatory consulting services. These services were provided at rates, which are comparable to those charged by unrelated compliance service providers. During 1999 and 2000, B/D Compliance Associates received $14,682 and $16,118, respectively, from the Company for consulting services.

-------------------------------------------------------------------
ITEM 8: DESCRIPTION OF SECURITIES
-------------------------------------------------------------------

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.01 per share.



COMMON STOCK

     As of November 30, 2001 there were 17,096,752 shares of Common Stock issued, held of record by 96 stockholders. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of a dissolution, liquidation or winding-up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and nonassessable.



GEORGIA LAW AND CERTAIN CHARTER PROVISIONS

     The Charter of the Company provides that the Company shall indemnify its currently acting and its former Directors and officers against any and all liabilities and expenses incurred in connection with their services in such capacities to the maximum extent permitted by the Georgia Corporation Law, as from time to time amended (the "GCL"). If approved by the Board of Directors, the Company may indemnify its employees, agents and persons who serve or have served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise to the extent determined to be appropriate by the Board of Directors. The Company shall advance expenses to its Directors and officers entitled to mandatory indemnification to the maximum extent permitted by the Georgia Corporation Law and may in the discretion of the Board of Directors advance expenses to employees, agents and others who may be granted indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Furthermore, the Charter of the Company provides that, to the fullest extent permitted by the GCL as it may be amended from time to time, no Director or officer of the Company shall be liable to the Company or its stockholders for monetary damages arising out of events occurring at the time such person is serving as a Director or officer, regardless of whether such person is a Director or officer at the time of a proceeding in which liability is asserted. Under current Georgia law, the effect of this provision is to eliminate the rights of the Company and its stockholders to recover monetary damages from a Director or officer except (i) to the extent that it is proved that the Director or officer actually received an improper benefit, or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Charter provision applies, the remedies available to the Company or a stockholder are limited to equitable remedies such as injunction or rescission.

                               PART II

-------------------------------------------------------------------
ITEM 1: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
-------------------------------------------------------------------

     Our Common Stock is not currently traded on any market. We intend to list our Common Stock on one or more publicly traded markets at such time as we become a reporting company under Securities and Exchange Commission regulations.


     We have not paid any cash dividends on our Common Stock and we anticipate that, for the foreseeable future, earnings, if any, will continue to be retained for use in our business. As of November 30, 2001, the number of record holders of the Company's Common Stock was 96.



-------------------------------------------------------------------
ITEM 2: LEGAL PROCEEDINGS
-------------------------------------------------------------------

     Many aspects of our business involve substantial risks of liability, including exposure under federal and state securities laws in connection with the distribution of mutual funds and other securities products and the providing of investment advisory services. We presently maintain an errors and omissions insurance policy insuring the Company and our registered representatives against these risks and in addition we hold a blanket broker bond to cover fraud. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. Additionally, securities brokerage firms become subject to arbitration claims brought by dissatisfied customers in the general course of business. We have been and are currently a party to such proceedings, none of which has resulted or is expected to result in any material liability. Recent market volatility has also brought with it an increase in defaults in customer loans and in our corresponding pursuit of bad debts


-------------------------------------------------------------------
ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
-------------------------------------------------------------------

     None

-------------------------------------------------------------------
ITEM 4:  RECENT SALES OF UNREGISTERED SECURITIES
-------------------------------------------------------------------

    The Company engaged in the following sales of unregistered securities during the past three years:

     The Company sold no shares of Common Stock in 1998.



     In 1999 and 2000 the Company conducted a private placement of its Common Stock pursuant to Rule 506 of SEC Regulation D. All shares were purchased for investment and not with a view to distribution. Certificates for all shares carry a restrictive legend preventing their further transfer absent registration or an exemption. In 1999, 280,800 shares were sold to 21 shareholders for $386,100. In 2000, 807,952 shares were sold to 66 shareholders for $1,135,206.



     Our president, William J. Raike III sold Common Stock in 1998 and 1999 in private sale transactions exempt from registration pursuant to section 4(2) of the Securities Act of 1933. All shares were purchased for investment and not with a view to distribution. Certificates for all shares carry a restrictive legend preventing their further transfer absent registration or an exemption. Proceeds of sale were contributed by Mr. Raike to the equity capital of the Company. No underwriting discounts or commissions were paid with respect to such sales.



     The Company and the selling shareholder relied on Sections 3 and 4(2) of the Securities Act of 1933 for exemption from the registration requirements of such Act. Each investor was personally known to Mr. Raike prior to making the investment and was furnished with information concerning the formation and operations of our Company, and each had the opportunity to verify the information supplied. Additionally, we obtained a signed representation from each of the foregoing persons in connection with the purchase of the Common Stock of his or her intent to acquire such Common Stock for the purpose of investment only, and not with a view toward the subsequent distribution thereof. Each of the certificates representing the Common Stock of the Company has been stamped with a legend restricting transfer of the securities represented thereby and we have issued stop transfer instructions to the Transfer Agent for our Common Stock concerning all certificates representing the Common Stock issued in the above-described transactions. The above represent present-day ownership.

     On August 1, 2001, we commenced a private placement of up to 100,000 shares of Series A 7% Convertible Cumulative Redeemable Preferred Stock plus 250,000 Class A Warrants and 250,000 Class B Warrants in Units consisting of 1,000 shares of Preferred Stock, 2,500 Class A and 2,500 Class B Warrants. The offering is intended to qualify as an exempt offering under SEC Rule 506. The offering expires December 31, 2001 unless extended by our Board of Directors to a date no later than March 31, 2002.

     Through November 30, 2001 3.5 Units have been sold to 3 investors at an aggregate offering price of $35,000.

      The Preferred stock pays a cumulative dividend of 7% payable semi-annually. The Preferred Stock is redeemable by the Company at any time at $10 per share. It is subject to mandatory redemption with a thirty day notice unless previously converted. Shares of Preferred Stock are convertible at any time into Common Stock of the Company at the rate of 5 shares of Common Stock for every share of Preferred.

     The Class A Warrants are 18 months warrants to purchase 1 share of Common Stock at $1.50, expiring January 31, 2003.

     The Class B Warrants 3 year warrants to purchase 1 share of Common Stock at $3.00. expiring July 31, 2004.

     The Common Stock was offered and sold in 1999 and 2000 and the Preferred Stock and Warrants were offered and sold in 2001 in separate offerings pursuant to Rule 506 of Regulation D under the Securities Act of 1933 and not registered for public sale under the securities laws. Certificates for the Preferred Stock, Warrants and Common Stock bear restrictive legends that prevent transfer (including the underlying securities) unless the securities are so registered or pursuant to an opinion of counsel that such registration is not required.

     In December, 1998 our Board Adopted the Raike Financial Stock Option Plan and authorized the reservation of 800,000 shares of our Common Stock for issuance pursuant to the Plan. No options were issued in 1998, 1999 or 2000. In 2001 through November 30, 2001 675,000 options were issued to 21 persons, either as employees or consultants. These options are all exercisable at $.01 per share and expire December 31, 2003. Certain options are subject to vesting requirements and will expire if the individual leaves the service of the Company.

     Neither the options nor the underlying Common Stock have been registered for public sale under the securities laws. The options and underlying Common Stock cannot be transferred unless so registered or pursuant to an opinion of counsel that such registration is not required.

-------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------------------------

     Our bylaws provide for indemnification of directors and officers to the full extent provided by law.

     Section 14-2-832 of the Georgia Business Corporation Act permits (and the Company's Certificate of Incorporation and Bylaws, which are incorporated by reference herein) authorize indemnification of directors and officers of the Company and officers and directors of another corporation, partnership, joint venture, trust, or other enterprise who serve at the request of the Company, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with any action, suit or proceeding in which such person is a party by reason of such person being or having been a director or officer of the Company or at the request of the Company, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company may not indemnify an officer or a director with respect to any claim, issue or matter as to which such officer or director shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent that an officer or director is successful on the merits or otherwise in defense on the merits or otherwise in defense of any action, suit or proceeding with respect to which such person is entitled to indemnification, or in defense of any claim, issue or matter therein, such person is entitled to be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection therewith.

     The circumstances under which indemnification is granted in an action brought on behalf of the Company are generally the same as those set forth above; however, expenses incurred by an officer or a director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it is ultimately determined that such officer or director is not entitled to indemnification by the Company.

     The Company also maintains insurance on its directors and officers, which covers liabilities under the federal securities laws.

                              PART F/S

-------------------------------------------------------------------
                        FINANCIAL STATEMENTS
-------------------------------------------------------------------

                          RAIKE FINANCIAL GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                    Page No
                                                                    -------

Balance Sheet as of September 30, 2001 (unaudited)                    F-2

Statements of Operations for the Nine Months Ended
  September 30, 2001 and 2000 (unaudited)                             F-3

Statements of Operations for the Three Months Ended
  September 30, 2001 and 2000 (unaudited)                             F-4

Independent Auditor's Report                                          F-5

Balance Sheets as of December 31, 2000 and 1999                       F-6

Statements of Operations for the Years Ended
  December 31, 2000 and 1999                                          F-7

Statements of Shareholders' Equity for the Years Ended
  December 31, 2000 and 1999                                          F-8

Statements of Cash Flows for the Years Ended
  December 31, 2000 and 1999                                          F-9

Notes to Financial Statements                                         F-10

Supplemental Schedule - Computation of Net Capital Under
  Rule 15c3-1 of the Securities and Exchange Commission               F-15

                         RAIKE FINANCIAL GROUP, INC.

                               Balance Sheet
                                (unaudited)

                             September 30, 2001

                           Assets
                           ------

Cash and cash equivalents                                      $    722,612
Trading investment securities                                        82,106
Furniture, fixtures, and equipment, at cost,
  net of accumulated depreciation of $34,010                         35,314
Commissions receivable                                              324,048
Other assets                                                        612,570
                                                               ------------
                                                               $  1,776,650
                                                               ============

               Liabilities and Shareholders' Equity
               ------------------------------------

Liabilities:
  Accounts payable                                             $     70,078
  Commissions payable                                               233,652
  Short sells                                                            50
  Trading margin                                                     88,202
                                                               ------------
        Total Liabilities                                           391,982
                                                               ------------
Shareholders' Equity:
  Convertible cumulative redeemable preferred stock
    of $1 par value; 7%; 5,000,000 shares authorized;
    200 shares issued and outstanding                                   200
  Common stock of $.01 par value;
    20,000,000 shares authorized;                                   170,888
    17,088,752 shares issued                                      1,737,162
  Additional paid-in capital
  Retained earnings (deficit)                                      (449,332)
  Treasury stock 60,000 shares                                      (74,250)
                                                               ------------
               Total Shareholders' Equity                         1,384,668
                                                               ------------
                                                               $  1,776,650
                                                               ============

                       RAIKE FINANCIAL GROUP, INC.

                        Statements of Operations
                              (unaudited)

        For the Nine Months Ended September 30, 2001 and 2000

                                                   2001          2000
                                                -----------   -----------
Operating income:
  Commissions                                   $ 3,694,434     7,233,255
  Interest and dividends                           (121,179)        5,346
  Other fees                                        664,903       999,886
                                                -----------   -----------
      Total operating income                      4,238,158     8,238,487
                                                -----------   -----------
Operating expenses:
  Commissions to brokers                          2,943,044     6,010,561
  Clearing costs                                    359,811       792,296
  Selling, general and administrative
    expenses                                      1,391,537     1,773,059
                                                -----------   -----------
      Total operating expenses                    4,694,392     8,575,916
                                                -----------   -----------

      Net loss from operations                     (456,234)     (337,429)

Income tax benefit                                 (182,494)     (134,972)
                                                -----------   -----------
      Net loss                                  $  (273,740)     (202,457)
                                                ===========   ===========
Net loss per share, based on weighted
  average shares outstanding of 4,257,188
  in 2001 and 4,132,428 in 2000                 $      (.06)         (.05)
                                                ===========   ===========


                       RAIKE FINANCIAL GROUP, INC.

                        Statements of Operations
                              (unaudited)

        For the Three Months Ended September 30, 2001 and 2000

                                                   2001          2000
                                                -----------   -----------
Operating income:
  Commissions                                   $   952,967     1,712,686
  Interest and dividends                            (78,655)      (20,679)
  Other fees                                        161,303       204,602
                                                -----------   -----------
      Total operating income                      1,071,746     1,896,609
                                                -----------   -----------
Operating expenses:
  Commissions to brokers                            774,610     1,325,530
  Clearing costs                                     64,381       215,436
  Selling, general and administrative
    expenses                                        338,764       382,304
                                                -----------   -----------
      Total operating expenses                    1,177,755     1,923,270
                                                -----------   -----------

      Net loss from operations                     (106,009)      (26,661)

Income tax benefit                                  (42,404)      (10,665)
                                                -----------   -----------
      Net loss                                  $   (63,605)      (15,996)
                                                ===========   ===========
Net loss per share, based on weighted
  average shares outstanding of 4,257,188
  in 2001 and 4,195,553 in 2000                 $      (.01)         (.00)
                                                ===========   ===========


                   Independent Auditor's Report
                   ----------------------------


To the Shareholders
Raike Financial Group, Inc.:


We have audited the accompanying balance sheets of Raike Financial Group, Inc. (the "Company") as of December 31, 2000 and 1999, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raike Financial Group, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.





Canton, Georgia
February 7, 2001, except for note 6 as to which the date is July 19, 2001

                      Raike Financial Group, Inc.
                            Balance Sheets
                      December 31, 2000 and 1999

                                                   2000          1999
                                                ----------    ----------
                       Assets
                       ------

Cash and cash equivalents                       $  917,327       615,979
Trading investment securities                      194,563        13,987
Furniture, fixtures, and equipment,
  at cost, net of accumulated
  depreciation of $34,010 and $22,921,
  respectively                                      28,667        15,682
Commissions receivable                             312,704       590,257
Mortgage receivable                                259,890          -
Other assets                                       414,356       155,072
                                                ----------    ----------
                                                $2,127,507     1,390,977
                                                ==========    ==========
        Liabilities and Shareholders' Equity
        ------------------------------------

Liabilities:
  Accounts payable                              $   41,696        20,469
  Commissions payable                              213,988       558,844
  Short sells                                       22,663          -
  Trading margin                                   185,752          -
                                                ----------    ----------
      Total Liabilities                            464,099       579,313
                                                ----------    ----------

Shareholders' Equity:
  Common stock of $.01 par value;
       20,000,000 shares authorized;
       17,088,752 and 16,280,800 issued,
       respectively                                170,888       162,808
  Additional paid-in capital                     1,742,363       615,237
  Retained earnings (deficit)                     (175,593)       83,119
  Treasury stock 60,000 and 40,000 shares,
    respectively                                   (74,250)      (49,500)
                                                ----------    ----------
       Total Shareholders' Equity                1,663,408       811,664
                                                ----------    ----------
                                                $2,127,507     1,390,977
                                                ==========    ==========


See accompanying notes to financial statements.

                        RAIKE FINANCIAL GROUP, INC.

                         Statements of Operations

             For the Years Ended December 31, 2000 and 1999

                                                    2000          1999
                                                -----------   -----------
Operating income:
  Commissions                                   $ 8,398,636     5,078,764
  Interest and dividends                            214,379       153,739
  Other fees                                      1,128,552       754,564
                                                -----------   -----------
      Total operating income                      9,741,567     5,987,067
                                                -----------   -----------

Operating expenses:
  Commissions to brokers                          6,879,182     4,160,812
  Clearing costs                                    999,374       632,376
  Selling, general and administrative
    expenses                                      2,294,198     1,115,956
                                                -----------   -----------
      Total operating expenses                   10,172,754     5,909,144
                                                -----------   -----------

      Net income (loss) from operations            (431,187)       77,923

Income tax expense (benefit)                       (172,475)       20,469
                                                -----------   -----------
      Net income (loss)                         $  (258,712)       57,454
                                                ===========   ===========

Net earnings (loss) per share, based
  on weighted average shares outstanding
  of 16,640,552 in 2000 and 16,051,388
  in 1999                                       $      (.02)          .00
                                                ===========   ===========




See accompanying notes to financial statements.

                        RAIKE FINANCIAL GROUP, INC.

                    Statements of Shareholders' Equity
              For the Years Ended December 31, 2000 and 1999



                                                  Additional     Retained                      Total
                                      Common       Paid-In      Earnings      Treasury     Stockholders
                                       Stock       Capital      (Deficit)       Stock         Equity
                                     ----------  -----------    ----------    ----------   -------------

Balance at January 1, 1999           $  160,000      231,945        25,665          -            417,610
Proceeds from private placement
   stock sales                            2,808      383,292          -             -            386,100
Repurchase of treasury stock               -            -             -          (49,500)        (49,500)
Net income                                 -            -           57,454          -             57,454
                                     ----------  -----------    ----------    ----------   -------------

Balance at December 31, 1999            162,808      615,237        83,119       (49,500)        811,664


Proceeds from private placement
  stock sales                             8,080    1,127,126          -             -          1,135,206
Repurchase of treasury stock               -            -             -          (24,750)        (24,750)
Net loss                                   -            -         (258,712)         -           (258,712)
                                     ----------  -----------    ----------    ----------   -------------

Balance at December 31, 2000         $  170,888    1,742,363      (175,593)      (74,250)      1,663,408
                                     ==========  ===========    ==========    ==========   =============







See accompanying notes to financial statements.

                         RAIKE FINANCIAL GROUP, INC.

                          Statements of Cash Flows

               For the Years Ended December 31, 2000 and 1999

                                                             2000           1999
                                                         ------------   ------------
Cash flows from operating activities:
  Net income (loss)                                      $   (258,712)  $     57,454
  Adjustments to reconcile net income (loss)
  to net cash provided (used) in operating activities:
    Depreciation                                               11,089         22,921
    Change in commissions receivable                          277,249       (245,021)
    Change in insurance receivable                                304           (201)
    Change in CRD deposits                                     11,398        (11,403)
    Change in broker receivable                                13,140        (89,347)
    Change in order flow receivable                               654         (1,282)
    Increase in employee advance                                  (87)          -
    Increase in loan receivable                              (112,500)          -
    Increase in mortgage receivable                          (259,890)          -
    Increase in deferred tax asset                           (172,475)          -
    Change in commissions payable                            (344,855)       326,895
    Change in accounts payable                                 41,696        (55,000)
    Increase in short sells                                    22,663           -
    Increase in trading margin                                185,752           -
    Change in income tax payable                              (20,469)        20,469
                                                         ------------   ------------
         Net cash provided (used) in
         operating activities                                (605,043)        25,485
                                                         ------------   ------------

Cash flows from investing activities:
  Purchase of investment securities                          (180,576)       (13,987)
  Fixed asset purchases                                       (24,074)       (38,603)
  Loan repaid by affiliate                                        212          9,000
  Loans to shareholders                                           373         (3,000)
                                                         ------------   ------------
         Net cash used in investing activities               (204,065)       (46,590)
                                                         ------------   ------------

Cash flows from financing activities:
  Proceeds from private placement stock sales               1,135,206        386,100
  Repurchase of treasury stock                               (24,750)        (49,500)
                                                         ------------   ------------
         Net cash provided by financing activities          1,110,456        336,600
                                                         ------------   ------------

         Net change in cash                                   301,348        315,495

Cash at beginning of period                                   615,979        300,484
                                                         ------------   ------------

Cash at end of period                                    $    917,327   $    615,979
                                                         ============   ============
Supplemental disclosure of cash paid for:

  Interest                                               $     14,460   $      -
  Income taxes                                           $     20,469   $      -





See accompanying notes to financial statements.

                        RAIKE FINANCIAL GROUP, INC.

                       Notes to Financial Statements

(1)     Description of Business and Summary of Significant
        Accounting Policies
        --------------------------------------------------

Business
--------
Raike Financial Group, Inc. (the "Company") is a full service securities brokerage and investment banking firm, which has been in business since 1995. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 44 states and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with Southwest Securities in Dallas, Texas, one of the largest publicly held custodians of brokerage firm securities in the United States.

Basis of Presentation
---------------------
The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
----------------------------------------------
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed.
Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Trading Investment Securities
-----------------------------
The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2000 and 1999, all of the Company's securities were classified as trading and consist solely of equity securities.

Trading investment securities are recorded at fair value.
Unrealized holding gains and losses are included in current period earnings.

Furniture, Fixtures and Equipment
---------------------------------
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Income Taxes
------------
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation

                  RAIKE FINANCIAL GROUP, INC.

(1)     Description of Business and Summary of Significant
        Accounting Policies (continued)
        --------------------------------------------------

allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

                  RAIKE FINANCIAL GROUP, INC.

(1)     Description of Business and Summary of Significant
        Accounting Policies (continued)
        --------------------------------------------------

Cash and Cash Equivalents
-------------------------
For purposes of the statements of cash flow, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. As of December 31, 2000 and 1999, the Company maintained cash balances with financial institutions totaling $647,863 and $409,842, respectively, that exceeded the deposit insurance limits.

Treasury Stock
--------------
Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

Net Earnings Per Share
----------------------
The Company is required to report earnings per share on the face of the statement of operations with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share." During the years ended December 31, 2000 and 1999, the Company had no potential common stock issuances outstanding and, therefore, basic and diluted earnings per share are the same.

(2)	Related Party Transactions and Commitments
        ------------------------------------------

As of January 1, 1997, the Company entered into a Management Agreement with Raike & Associates, L.L.C., a Delaware limited liability company. The agreement provided that Raike & Associates, L.L.C. would lease real and personal property to the Company and provide certain specified record keeping and management services in exchange for a monthly management fee expressed as a percentage of income earned. This agreement was terminated in December 1999. During 1999, the Company paid $538,500 under the terms of this agreement.

The Company has outstanding loans to certain affiliated parties. As of December 31, 2000 Raike & Associates, L.L.C. owed the Company $34,115. In addition, the Company had loans outstanding as of December 31, 2000 to the majority shareholder of the Company totaling $31,554.

Effective October 13, 2000, the Company signed a five-year lease for approximately 4,500 square feet in the premises currently occupied at a rate of $18 per square foot or $84,000 per year. The lessor is White Mountain Partners, Inc., a corporation wholly owned by the majority shareholders of the Company. Rent expense for the year ended December 31, 2000 totaled $58,812.

Future minimum lease payments on this lease at December 31, 2000 were as follows:

	Year Ending December 31,
        ------------------------

                 2001                 $   84,600
                 2002                     84,600
                 2003                     84,600
                 2004                     84,600
                 2005                     77,550
                                      ----------
                                      $  415,950
                                      ==========

Since March 1995, B/D Compliance Associates, Inc., a company owned by a director of the Company has provided regulatory consulting services. These services were provided at rates, which are comparable to those charged by unrelated compliance service providers. During 2000 and 1999, the Company paid $16,118 and $14,682, respectively, for services related to this agreement.

(3)     Liabilities Subordinated to the Claims of General Creditors
        -----------------------------------------------------------

At December 31, 2000 and 1999, and for the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

                      RAIKE FINANCIAL GROUP, INC.

(4)     Income Taxes
        ------------

The components of income tax expense (benefit) for the years ended December 31, 2000 and 1999 are as follows:

                                           2000            1999
                                       -----------     ----------
        Current                        $      -        $   20,469
        Deferred                          (172,475)          -
                                       -----------     ----------
                                       $  (172,475)    $   20,469
                                       ===========     ==========

The difference between income tax expense (benefit) computed by applying the statutory federal income tax rate to earnings (loss) before taxes for the years ended December 31, 2000 and 1999 is due to state income taxes.

At December 31, 2000, the Company has recorded a deferred tax asset in the amount of $172,475 relating to net operating loss carryforwards. These operating loss carryforwards will expire in 2015 if not previously utilized.


(5)	Miscellaneous Operating Expenses
        --------------------------------

Components of other operating expenses which are greater than 1%
of total revenues for the years ended December 31, 2000 and 1999 are as follows:

                                           2000            1999
                                       -----------     ----------
        Consultant Fees                $   255,329     $  436,329
        Customer write offs                673,848         23,851
        Licenses and registrations         101,477         53,536
        Management fee                        -           538,500
        Salaries                           332,460           -

(6)	Shareholders' Equity
        --------------------

The Company has an incentive stock option plan for the benefit of certain employees in order that they might purchase Company stock at a certain price. A total of 800,000 shares of the Company's common stock are reserved for possible issuance under this plan. As of December 31, 2000 and 1999, no options have been issued pursuant to this plan.

On July 19, 2001, the Company declared a 4-for-1 stock split. All share and per share amounts have been restated to reflect this split as if it had occurred on January 1, 1999.

                       SUPPLEMENTAL SCHEDULE

                     RAIKE FINANCIAL GROUP, INC.

                        Supplemental Schedule

           Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

                        December 31, 2000




Net assets                                                 $  2,127,507
Aggregate indebtedness                                         (464,099)
                                                           ------------
Net assets                                                    1,663,408
Non-allowable assets                                           (443,023)
                                                           ------------
Tentative net capital                                         1,220,385
Haircuts                                                        (44,356)
                                                           ------------
Net capital                                                   1,176,029
Minimum net capital                                             100,000
                                                           ------------
     Excess Net capital                                    $  1,076,029

Aggregate indebtedness to net capital ratio

Aggregate indebtedness                                     $    464,099
Net capital                                                   1,176,029
                                                           ============

Ratio                                                            39.46%

                              PART III

-------------------------------------------------------------------
ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS
-------------------------------------------------------------------

     The following exhibits are included as part of this Registration Statement:

EXHIBIT NO.     DESCRIPTION
-----------     -----------
(a) Exhibits

*   3.1         Articles of Incorporation, as amended
*   3.2         Bylaws
*   4.1         Specimen certificate for shares of Common Stock of
                the Company

*   4.2         1998 Stock Option Plan

    5.1         Opinion of Flint & Connolly.
*  10.2         Lease of Premises from White Mountain Partners, Inc.
*  10.3         Form of Registered Representative Agreement
*  10.4         Fully Disclosed Clearing Agreement with Southwest
                Securities, Inc.
*  11.1         Statement regarding computation of earnings per
                share
*  23.1         Consent of  Flint & Connolly, included in Exhibit 5.1
*  23.2         Consent of Davis & Associates
*  23.3         Consent of Morris Brunson regarding appointment
                as director
*  23.4         Consent of William Bertsche regarding appointment
                as director
*  23.5         Consent of Carrie Wisniewski regarding appointment
                as director
*  24.1         Power of Attorney, set forth on signature page
--------------------------------
*   Filed herewith

(b) Financial Statement Schedules

    None.

    Schedules not listed above have been omitted because they are not required, are not applicable, or the information is included in the Financial Statements or Notes thereto.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 RAIKE FINANCIAL GROUP, INC.
                                       (Company)


                                 By:______/s/William J. Raike______
                                    William J. Raike, President/CEO


                                 Date: December 21, 2001